Hill International, Inc.

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, PA 19103

Tel: 215-309-7700

www.hillintl.com

John Fanelli III

Senior Vice President and Chief Financial Officer

Tel: 215-309-7906

johnfanelli@hillintl.com

September 2, 2015

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 7010

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0404

Re:                             Hill International, Inc.

Form 10-K

Filed March 13, 2015

Form 10-Q

Filed August 5, 2015

Definitive Proxy Statement

Filed April 30, 2015

File No. 1-33961

Dear Mr. O’Brien:

This letter constitutes the response of Hill International, Inc. (“Hill”, the “Company”, “we” or “our”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the letter to Hill dated August 7, 2015.  In this letter each of the Staff’s comments is indicated in italics, followed by Hill’s responses to the comment.

Form 10-K for the Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.                                      We note that in your earnings call for the fourth quarter of 2014 you discussed expectations regarding your ability to recover the cash that you expect to free up due to your normalized banking relationship with Soc Gen, the impact of lowered oil prices on your operations, and your 2015 revenue targets, but your disclosures here is limited to the collectability of the receivables owed to you by the ODAC. Please revise to provide the trends disclosure called for by Item 303(a)(2)(ii) of Regulation S-K and Item 303(a(3)(ii) of Regulation S-K.

Response:  We acknowledge the Staff’s comments and will include more robust trend disclosures in future Current Reports on Form 10-Q and/or Annual Reports on Form 10-K. Please note that we did address the impact of our normalized banking relationship with Soc Gen under “Liquidity and Capital Resources” on page 33 of our Form 10-Q for the quarterly period ended June 30, 2015 with respect to the recovery of cash that we did free up during 2015. With respect to the impact of lowered oil prices, we do not believe future fluctuation of oil prices will have a significant impact on our operations. As such we did not include this matter in our trends disclosure. This matter was addressed during our 2014 fourth quarter and year-end earnings call only in direct response to a question posed to the Company. We note that the vast majority of our revenues in the Middle East come from four countries: Saudi Arabia, the UAE, Qatar and Oman. Historically, these countries are the most stable in the region. Though we cannot know with certainty the impact lowered oil prices may have on each country’s respective government spending, historical fluctuations in the price of oil have not impacted our operations to date.  Most of the projects and assignments with which we are involved are in the infrastructure, transportation, and tourism market sectors in these countries where the projects are fully funded prior to our work commencing.  In our experience, plans made in that region are long term in nature and are not necessarily dependent on the current price of oil.  In future filings, we will provide guidance, if appropriate, on revenue targets and EBITDA similar to that discussed in our earnings release related to the period ended June 30, 2015 as follows:

“Based on Hill’s performance during the first half of the year, current market conditions and our backlog, the company reiterates its prior guidance that consulting fee revenue in 2015 is expected to be between $650 million and $675 million.  This guidance reflects 13% to 17% growth in consulting fee revenue for the year.  In addition, based upon Hill’s financial performance during the first half and Hill’s current cost optimization program, the company reiterates its prior guidance that its EBITDA margin as a percentage of consulting fee revenue in 2015 is expected to be in the range of 8% to 10%, up from 6.6% in 2014.”

Note 3 — Acquisitions, page 60

Engineering S.A., page 62

2.                                      In your letter dated September 25, 2012, you agreed to enhance your disclosure to further discuss a contingency related to certain expenses by Engineering S.A. It does not appear that you addressed this matter in your 2014 Form 10-K or Form 10-Q for the fiscal quarter ended June 30, 2015. Please tell us why you believe this disclosure in no longer needed or when you intend to provide this disclosure.

Response:  We addressed the issue cited in this comment in Note 14 — “Commitments and Contingencies” on page 86 of our Form 10-K for the year ended December 31, 2014. The disclosure relevant to this issue is excerpted below.

On December 31, 2012, the Company identified a potential employment tax liability related to certain foreign subsidiaries’ treatment of certain individuals as independent contractors rather than as employees.  On June 24, 2013, the Company received an indemnification from the selling shareholders for periods prior to 2013.  Accordingly, the Company has reversed the accrual established in 2012 and has reflected approximately $3,600,000 as a credit to selling, general and administrative expenses in the consolidated statement of operations for the year ended December 31, 2013.  In consideration for the indemnification, the Company reversed the 2013 first quarter write-down of the liabilities for the second installment obligation of approximately 1,950,000 BRL (approximately $873,000).  In addition, the Company believes, based upon certain professional advice that it is remote that a future liability will be established for the potential employment taxes relating to certain foreign independent contractors and, therefore, has made no accrual for such potential liability.

In addition, the Company did not disclose in its quarterly filings subsequent to the filing of Form 10-K for the year ended December 31, 2014 any contingencies related to Engineering S.A. as the potential liability is not deemed to be material and/or probable and no additional developments occurred since then.

Note 7, Goodwill, page 66

3.                                      It appears that over $20 million of goodwill has been recognized on acquisitions of domestic businesses since 2008. Your income tax disclosures report an increasing trend of domestic pre-tax losses since 2008. Further, in each of the last 3 years you have recognized substantial deferred tax asset valuation allowances based on your conclusion that U.S. NOL’s will not be utilized. Given these factors, please give us a substantive and informative explanation of how you reasonably concluded that there has been no goodwill impairment in any of your domestic business acquisitions.

Response:  As outlined in Financial Accounting Standards Board Accounting Standards Codification 350: Intangibles — Goodwill and Other Intangibles, a reporting unit is defined as “an operating segment or one level below an operating unit (referred to as a component).  A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.  However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.  An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.”

Based on the above definition we determined that we have two reporting units, the Project Management unit and the Construction Claims unit.  Each reporting unit represents its global operations (domestically and internationally).  We made that determination based on the similarity of the services provided, the methodologies in delivering our services and the similarity of the client base in each of these units. Each acquisition, whether domestic or international, is integrated into its respective reporting unit and, as a result, represents only a part of that reporting unit.  When an acquired entity represents only a part of the reporting unit, the implied fair value of goodwill could include the appreciation of earlier acquisitions and internally generated goodwill.  In these circumstances, unrealized losses on acquisition goodwill are offset against unrecognized goodwill within the reporting unit.  For example, a very successful acquisition made years ago that has appreciated would offset impairment of goodwill from a recent acquisition in the same reporting unit that has underperformed.  It is our understanding that the FASB has acknowledged the existence of this “cushion” that is built into the impairment model.  However, the FASB has concluded that keeping track of acquisition-specific goodwill for impairment testing purposes would be almost impossible once an acquired company has been integrated into the acquiring company.  The FASB has acknowledged that acquired goodwill may be offset or replaced by unrecorded internally generated goodwill and concluded that this was appropriate provided the company was able to maintain the overall value of goodwill.

We perform our annual goodwill impairment testing in our fiscal third quarter, effective July 1 each year. Based on these annual valuations, the fair value of the Project Management unit and the Construction Claims unit have consistently exceeded their carrying values.

It should be noted further that the losses generated in the U.S. during the last three years were due primarily to Corporate costs (representing those costs that remain after allocations to the reporting units) and to high interest expenses related to the U.S. debt.  Both the U.S. Project Management Group and U.S. Construction Claims Group generated operating profits during the same three-year period.

Note 4, Accounts Receivable, page 8

Libyan Receivable, page 8

4.                                      In your letter dated September 25, 2012, you stated that $31.6 million was in process for payment approval and you expected payment in the fourth quarter of 2012. Please explain your basis for believing you would receive $31.6 million, as well as your understanding of the reasons the payments were not made. Please include a detailed description of communications with ODAC or other officials.

Response:  The basis for our belief that the payments would be made rests with the communications we had with ODAC.  During the second half of 2011, the Company received various communications from ODAC requesting that the Company re-submit all open invoices for processing as much of the original documentation had been lost during the turmoil.  The Company complied with ODAC’s request and accordingly re-submitted copies of all open invoices.  This pro-active request from ODAC, in the Company’s assessment, provided evidence of ODAC’s intention to fulfill its obligations that existed prior to the political unrest.  During late 2012 and early 2013, the Company was advised by ODAC that, due to the political division in the country, payments had been temporarily restricted to local payroll. The Company assessed this as a temporary delay and not an indication that ODAC intended not to pay or permanently lacked the ability to pay amounts owed to the Company. For additional details regarding the Company’s communication with ODAC, please refer to our response to comment 5.

5.                                      Please provide us with a comprehensive analysis supporting your accounting for the receivable as of December 31, 2012. Given you were unable to collect amounts due according to the contractual terms of the receivable and given the significance of the delays and the shortfall in the amounts of payments, as well as the failure to receive amounts promised in the fourth quarter, please explain how you concluded a loss was not probable pursuant to ASC 310-10-35-8. Please also refer to ASC 310-10-35-10.

Response: ASC 310-10-35-8 refers to ASC 450-20-25-2 which requires recognition of a loss when both of the following conditions are met:

a.              Information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired at the date of the financial statements.

b.              The amount of the loss can be reasonably estimated.

ASC-310-10-35-10 states that “If, based on current information and events, it is probable that the entity will be unable to collect all amounts due according to the contractual terms of the receivable, the condition in paragraph 450-20-25-2(a) is met. All amounts due according to the contractual terms means that both the contractual interest payments and the contractual principal payments will be collected as scheduled according to the receivable’s contractual terms. However, a creditor need not consider an insignificant delay or insignificant shortfall in amount of payments as meeting the condition in paragraph 450-20-25-20(a).”

With respect to our conclusion as of December 31, 2012 that a loss was not probable pursuant to ASC 310-10-35-8 and ASC 310-10-35-10, we refer to our written and verbal dialogue with ODAC, summarized below, indicating acknowledgement of amounts owed to us and a commitment to begin making payments on open invoices as the situation in the country began to stabilize.  We also carefully monitored the events that transpired in Libya during this time related to the formation of a new government and believed that while progress was slow, there was progress being made.  Though we did not begin receiving payments until 2013, it is our belief that such payments, even though delayed from our initial anticipated time period, are a positive indicator that ODAC has the ability and intention to make payment in full on all open invoices and such delay or payment outside of original contract terms is not cause to believe a loss is probable.

Accordingly, we have not provided an allowance for loss on this outstanding receivable because information that was available to us prior to the issuance of the financial statements, which we discuss further below, did not indicate, in our opinion, that it was probable that the receivable had been impaired at such date.  To explain our position, we provided disclosures in Note 4 — Accounts Receivable and in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-K for the years ended December 31, 2012, 2013 and 2014.  We believe that our accounting treatment and disclosures are appropriate in the circumstances.

In connection with the filing of our Form 10-K for the year ended December 31, 2012, the Company prepared an analysis of the collectability of its receivables from ODAC which included performing an assessment of the probability that some or all of the receivables from ODAC could be uncollectible.

Our assessment began by first considering ODAC’s ability and intention to pay the amounts outstanding at December 31, 2012.  ODAC is an agency of the Libyan national government and is responsible for most of the government’s infrastructure related projects including higher-education construction programs for which we currently maintain open contracts. Libya has been and will continue to be a rich oil-producing country. We believed at the time that we issued the 2012 financial statements and through the date of this letter that ODAC has the ability and intention to pay the outstanding amounts it owes to us. In addition, ODAC has informed us that it has obtained approval to facilitate immediate payments to us once the political situation normalizes.

We maintained an open dialogue with ODAC prior to and subsequent to our fiscal year ended December 31, 2012.  We acknowledge that at the time we responded to the Staff’s comment letter dated August 27, 2012, ODAC had communicated to the Company that it anticipated it would be able to once again begin making payments on open invoices as each invoice cleared ODAC’s payment processing protocol. We were advised by ODAC during 2011 that, due to the decreased staffing, its payment processing authority had been temporarily restricted to ensure adequate review of invoices prior to payment. The Company assessed this as a temporary delay and not an indication that ODAC permanently lacked the ability to pay amounts owed to the Company.  It is important to note that such delay in payments should not be measured against the original payment terms defined within each respective contract as during 2010 a new payment process was instituted by ODAC that required ODAC’s internal audit department as well as RQABA, the government agency responsible for auditing contracts, to audit and approve each invoice submitted by foreign vendors. The Company accepted this new payment protocol, thereby effectively revising the stated original contract payment terms.  Under the new process the time period between the initial submissions of invoices for payment by the Company to receipt of payments from ODAC varied invoice to invoice.  In some cases this process took approximately one year to complete.  The Company viewed payment terms after implementation of this new protocol by ODAC, not as a specific frequency or number of days, but rather as a process that could result in varied and extended payment terms.  In addition, during late 2012 and early 2013, the Company was advised by ODAC that, due to the political division in the country payments had been restricted to local payroll.  The Company, as previously noted, assessed this as a temporary delay and not an indication that ODAC permanently lacked the ability to pay amounts owed to the Company.  Based upon the Company’s experience, correspondence and discussions with ODAC and our understanding of ODAC’s invoice/payment processing protocol, we did not believe as of December 31, 2012, nor do we currently believe that it is probable that the receivable from ODAC is impaired.  Should ODAC indicate that it will not be making any further payments or other events indicate that further payments are not probable, the Company would record a loss at that point in time.

Form 10-Q for the Fiscal Quarter Ended June 30, 2015

Backlog, page 31

6.                                      You disclosure that at June 30, 2015, backlog attributable to future work in Libya amounted to approximately $39 million. Please tell us the status of this work, timing of when you expect to start work and whether this is funded or unfunded. We note your disclosure on page 9 that in early 2014 you submitted new contracts for additional work upon ODAC’s request. Please tell us whether this additional work is included in the backlog balance of $39 million, the status of these new contracts and the value of the contracts. Please also address whether you would begin new work under these contracts before receiving full payment for the current receivable balance of $49.0 million.

Response:  In the month of June 2015, we decreased the backlog related our open but inactive Libyan projects by approximately $4.7 million to bring it to $38.8 million. The reduction of the Libyan backlog is the result of a new revised contract to our existing contracts for the University of Tripoli which decreased the total contract value from $27.0 million to $22.3 million. The current Libya backlog now represents $22.3 million for the University of Tripoli projects and $16.5 million for the Design Management of the 25 Universities. Starting work on these projects is contingent on two events: (1) normalization of the political situation and (2) receipt of a significant payment against, if not all of, the amounts due.

Definitive Proxy Statement Filed April 30, 2015

Determining Compensation. Page 13

General, page 13

7.                                      You discuss your Bonus Plan in the third full paragraph on page 14, and state that compensation under the Plan was scaled. We note your statement on page 11 that you relied upon mathematical formulas in considering whether an individual executive’s performance merited recognition through your Plan. Please disclose the threshold for each performance criteria in future filings, how you scale the award, and the maximum payout available. Please also clarify the weighing of the various performance criteria that you discuss.

Response:  We acknowledge the Staff’s comment and will include such disclosures in future filings, as applicable.

Grant of Plan-Based Awards, page 24

8.                                      You reflect non-equity incentive in your summary compensation table on page 23 and include a discussion of your bonus Plan on page 14, but do not include information regarding your bonus plan in your table. Please include the disclosure regarding your non-equity incentive plans called for by Item 402(d)(2)(iii) of regulation S-K.

Response:  In light of your comment, the Company has evaluated the requirements of Item 402(d)(2)(iii) and will report cash performance bonuses in the Grants of Plan-Based Awards table under the column “Estimated future payouts under non-equity incentive plan awards” in future proxy filings on Schedule 14A.

The Company’s revised Grants of Plan-Based Awards table, related to the performance-based bonuses awarded during fiscal year 2014, would have been as follows:

		Estimated future payouts under non- equity incentive plan awards (1)			All other option awards: number of securities underlying	Exercise or base price of option awards		Grant date fair value of option
Name	Grant date	Threshold(2)	Target	Maximum	options (#) (3)	($/Sh)		awards ($) (5)
Irvin E. Richter	1/2/14	$100,000	$500,000	$700,000	500,000	$4.35	(4)	$870,000
John Fanelli III	3/10/14	—	—	—	25,000	4.95		65,750
David L. Richter	1/2/14	100,000	500,000	700,000	500,000	3.95		1,100,000
Raouf S. Ghali	3/10/14	—	—	—	100,000	4.95		263,000
Frederic Z. Samelian	3/10/14	—	—	—	40,000	4.95		105,200

(1)         The threshold, target and maximum payouts disclosed in the table above include the performance bonus based on an EBITDA target of $44.0 million (40% of target bonus), EPS target of $0.06 (60% of target bonus) and a target reduction in debt related to credit facilities of at least $10.0 million (an additional $100,000 bonus) or at least $20.0 million (an additional $200,000 bonus) for Mr. Irvin E. Richter and Mr. David L. Richter.  The Company achieved 86% of the EBITDA target and a reduction in debt related to credit facilities of $16.5 million; as a result, each of Messrs. Irvin E. Richter and David L. Richter received a cash incentive award of $272,000 for 2014 performance.  The Company had a net loss in 2014, so there was no payout related to the EPS target.

(2)         The threshold amount represents the minimum bonus that could have been earned upon achievement of the target set forth in note (1) above that would yield the lowest payout (i.e., reduction in debt related to credit facilities).

(3)         Represents options issued under the 2006 Employee Stock Option Plan.  Information regarding the vesting schedules and expiration of these options is included in the “Outstanding Equity Awards at Fiscal Year-End” table and the footnotes thereto.  Options will vest on an accelerated basis upon the executive’s termination of employment under certain circumstances.  Additional information regarding the vesting acceleration provisions applicable to equity awards is included under the heading “Potential Payments upon Termination or Change in Control.”

(4)         The named executive officer’s beneficial ownership of the Company’s common stock exceeded 10% on the grant date.  The 2006 Employee Stock Option Plan requires that the grant of incentive stock options to a stockholder whose ownership of the Company exceeds 10% at the time of the grant be made at an exercise price equal to 110% of the fair market value of the Company’s common stock on the date of the grant.

(5)         See footnotes 1 and 2 to the Summary Compensation Table regarding calculation of these amounts.

* * * * * * *

By way of this letter, the Company acknowledges that: (1) Hill is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Hill may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your time and consideration.  In the event that you or other members of the Staff have further comments or questions, please call me at (215) 309-7906 (or by email at johnfanelli@hillintl.com) or Darrick Mix of Duane Morris LLP, Hill’s outside counsel, at (215) 979-1206.

Sincerely,
Hill International, Inc.

/s/ John Fanelli III
John Fanelli III

cc: Darrick M. Mix, Esq.